Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for each of the periods presented. Accordingly, the following table sets forth the deficiency of earnings to fixed charges for each of the periods presented. Because of the deficiency, ratio information is not applicable.

Computation of Earnings to Fixed Charges

(In thousands)

	Year Ended December 31,					Six Months Ended June 30, 2010
	2005	2006	2007	2008	2009
Net income (loss) attributable to common stockholders before income taxes	$(21,412)	$(41,438)	$(36,582)	$(26,035)	$(21,867)	$(19,397)
Fixed charges	50	604	1,284	887	367	1,334

Total earnings (loss) for computation of ratio	$(21,362)	$(40,834)	$(35,298)	$(25,148)	$(21,500)	$(18,063)

Fixed Charges:
Interest expensed	$4	$563	$1,219	$792	$276	$1,289
Interest attributable to rentals	46	41	65	95	91	45

Total fixed charges	$50	$604	$1,284	$887	$367	$1,334

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	Earnings for 2005, 2006, 2007, 2008, 2009 and the six months ended June 30, 2010 were insufficient to cover fixed charges by $21.4 million, $41.4 million, $36.6 million, $26.0 million, $21.9 million and $19.4 million, respectively.